

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

Via E-mail
Mr. Xin Sun
CEO and CFO
China Health Industries Holdings, Inc.
168 Binbei Street
Songbei District, Harbin City
People's Republic of China

Re: China Health Industries Holdings, Inc.
       Form 10-K filed on September 28, 2010, as amended on September 30, 2010,
       December 9, 2010 and July 18, 2011
       File No. 000-51060

Dear Mr. Sun:

    We have reviewed your July 18, 2011 response to our June 20, 2011 letter and have the following comment.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

    After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. We have reviewed your response to prior comments 8 and 9. Please expand your disclosure in your next Form 10-K to include a risk factor or other risk disclosure that discloses that you maintain your books and records in PRC GAAP, none of your employees have adequate training and experience in U.S. GAAP to assist you in your financial reporting including the conversion to U.S. GAAP, that you rely on a financial consultant for financial reporting including the conversion to U.S. GAAP, and your financial consultant has not completed any formal training in the establishment, testing, and maintenance of internal controls and procedures for financial reporting.

Mr. Xin Sun
China Health Industries Holdings, Inc.
August 10, 2011
Page 2

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director